UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-23946

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

PEDIATRIC SERVICES OF AMERICA, INC.

EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEDIATRIC SERVICES OF AMERICA, INC.

310 TECHNOLOGY PARKWAY

NORCROSS, GA 30092-2929

FORM 11-K

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Index to Financial Statements and Exhibits

As of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005

Report of Independent Registered Public Accounting Firm

Compensation Committee of the Board of Directors

Pediatric Services of America, Inc.

We have audited the accompanying statements of financial condition of the Pediatric Services of America, Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 2005 and 2004, and the changes in its plan equity for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Atlanta, GA February 2, 2006	/s/ Ernst & Young LLP
Ernst & Young LLP

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Statements of Financial Condition

December 31,
	2005	2004
Assets
Receivable from Pediatric Services of America, Inc.	$—	$—

Liabilities and equity
Obligations to purchase Pediatric Services of America, Inc. common stock and issue refunds	—	—
Plan equity	—	—

	$—	$—

See accompanying notes.

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Statements of Changes in Plan Equity

	Year ended December 31
	2005	2004	2003
Plan equity at beginning of year	$—	$—	$—
Additions to plan equity attributed to:
Participant contributions	$263,556	$240,459	$200,850
Employer contributions	37,214	34,871	28,991

Total additions	300,770	275,330	229,841

Deductions from plan equity attributed to:
Purchases of Pediatric Services of America, Inc. common stock	285,302	267,340	222,262
Amounts refunded to Plan participants	15,468	7,990	7,579

Total deductions	300,770	275,330	229,841

Plan equity at end of year	$—	$—	$—

See accompanying notes.

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

Effective January 1, 1996, the Board of Directors of Pediatric Services of America, Inc. (the “Company”) adopted the Pediatric Services of America, Inc. Employee Stock Purchase Plan (the “Plan”). On January 1, 1997, the Company’s Board of Directors voted to amend and restate the Plan, thereby allowing an employee’s election under the Plan to remain in effect until the employee files a written change request.

A total of 575,000 shares are registered for issuance under the Plan. There are 94,837 shares available for issuance as of December 31, 2005.

The Plan is administered by the Compensation Committee of the Company’s Board of Directors.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Company offers to eligible and participating employees an option to purchase shares of the Company’s common stock, $.01 par value per share (the “Common Stock”), on a calendar quarter basis through payroll deductions. Initially, each eligible employee files an Enrollment Election Form within a specified time frame authorizing specified payroll deductions in an amount not less than 1 percent nor greater than 5 percent of such employee’s base pay for each payroll during the Offering Period, as defined in the Plan. Regardless of the base pay percentage elected by the employee, a maximum of $10,000 per calendar year may not be exceeded. Participants can withdraw from the Plan at any time and receive a refund of their contributions withheld during that quarter which have not been invested in Common Stock.

Effective February 1, 2002, the Plan was amended allowing employees to enroll in the Plan after completing 90 days of continuous service during which an average of greater than 20 hours per week was performed. In addition, employees must work an average of greater than 20 hours per week each quarter to continue participation in the Plan.

1. Description of the Plan (continued)

Participant contributions are made through payroll deductions on an after-tax basis. Payroll deductions begin on the first day of the Offering Period (January 1, April 1, July 1, October 1) and continue until the last pay period of the quarter. On the last day of the calendar quarter (the “Offering Exercise Date”), the Company contributes 15% of the total amount of each employee’s contributions to the Plan for the calendar quarter. The total of participants’ and the Company’s contributions, net of participants’ refunds, are used to purchase shares of the Common Stock at fair market value on the open market on each Offering Exercise Date or in the following four business days thereafter. Participants are immediately vested in their contributions and related employer contributions.

The Plan purchased 21,929, 24,431, and 31,967 shares of Common Stock by using participant and employer contributions for 2005, 2004, and 2003, respectively. Shares of the Company’s Common Stock purchased under the Plan at the end of each purchase period are held for participants in individual accounts with Solomon Smith Barney, the administrator of the Plan. Stock certificates are issued directly to participants only upon request.

Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Upon termination of the Plan, all payroll deductions not used to purchase Common Stock would be refunded to participants.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Plan Expenses

The Company paid all administrative expenses of the Plan.

3. Federal Income Taxes

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Internal Revenue Code.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 9, 2006	PEDIATRIC SERVICES OF AMERICA, INC.
Employee Stock Purchase Plan

	By:	/s/ James M. McNeill
James M. McNeill
Senior Vice President and Chief Financial Officer
Treasurer and Secretary (Duly authorized officer and
Principle Financial Officer)